UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

SEC File Number: 1-8359
CUSIP Number: 646025106

NOTIFICATION OF LATE FILING

(Check One):                                ☒  Form 10-K  ☐  Form 11-K  ☐  Form 20-F  ☐ Form 10-Q  ☐  Form N-SAR☐  Form N-CSR

For Period Ended:  September 30, 2007

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

               New Jersey Resources Corporation
Full Name of Registrant

                    N/A
Former Name if Applicable

                  1415 Wyckoff Road
Address of Principal Executive Office (Street and number)

                Wall, New Jersey 07719
City, State and Zip Code

PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;

☒
or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:

New Jersey Resources Corporation (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended September 30, 2007, by the prescribed due date of November 29, 2007, without unreasonable effort and expense.

In connection with the Company’s preparation of its consolidated financial statements for the fiscal year ended September 30, 2007, the Company reassessed its accounting treatment and disclosures for its derivative instruments under Statement of Financial Accounting Standards 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).  The requirements of SFAS 133 are highly technical and complex and have been subject to an evolving interpretation by the accounting community, professional standards organizations and the Securities and Exchange Commission.

As a result of this accounting assessment, the Company determined that certain of its derivative instruments have not qualified as cash flow hedges under SFAS 133 as they did not meet the definition for “critical-terms-match,” as defined under paragraph 65 of SFAS 133 and related authoritative accounting literature issued by various standard setting bodies and their related interpretations for all fiscal periods.  Therefore, the Company has determined that it must amend and restate certain of its historical consolidated financial statements and make appropriate changes in the preparation of its consolidated financial statements for the year ended September 30, 2007.  The Chairman of the Company’s Audit Committee, as authorized by the full Audit Committee, has discussed the restatement with its independent registered public accounting firm for all affected periods.

In light of the restatement, investors should no longer rely on the Company’s previously filed financial statements and other financial information for each of the fiscal years ended September 30, 2006 and September 30, 2005 and the reports of its independent registered public accounting firm on such financial statements, and the quarterly reports for the periods ended June 30, 2007, March 31, 2007 and December 31, 2006, as well as selected financial data for each of the fiscal years 2002 through 2006 as being in compliance with Generally Accepted Accounting Principles (“GAAP”).  Investors should also no longer rely on the Company’s previously announced unaudited results for the fourth quarter and fiscal year ended September 30, 2007 as being in compliance with GAAP.  Investors should also no longer rely on the Company’s previously issued earnings guidance for fiscal 2008 of $3.20 to $3.30 per basic share on a GAAP basis.

To economically hedge against market risk due to fluctuations in the price of natural gas and the value of its transportation contracts, certain unregulated subsidiaries of the Company, enter into futures contracts and swap agreements to hedge purchases, sales and transportation of natural gas.  The Company believed that these derivative instruments qualified as cash flow hedges as a result of matching critical terms between the derivative instrument and the related forecasted transaction.

Based on these determinations, certain unregulated subsidiaries of the Company recorded changes in the fair value of the effective portion of these derivative instruments qualifying as cash flow hedges under the “critical-terms-match” criteria of SFAS 133, net of tax, as a component of comprehensive income, which is included in “accumulated other comprehensive income” (“AOCI”), a component of Total Common Stock Equity in the Consolidated Balance Sheets.

As the Company has determined the hedging relationships did not meet the “critical-terms-match,” the related derivative instruments did not qualify as cash flow hedges and the mark to market gains or losses on the derivative instruments are required to be reflected in the Consolidated Statement of Income for each period rather than deferred as a component of AOCI until the forecasted transaction is settled.

The Company believes that the changes to its accounting treatment of these derivative instruments did not and will not affect its day to day operations, cash flow or liquidity.  By recognizing changes in the fair value of derivative instruments in the Consolidated Statement of Income in each period during the existence of the derivative instrument, rather than when the forecasted transaction is settled, results in quarterly changes to previously reported AOCI, retained earnings, operating income and net income.  However, over the life of the derivative instruments there is no cumulative change in operating income, net income or total common stock equity.  Importantly, total cash flows from operating activities are the same in any accounting period under either accounting treatment.  The Company will now recognize the changes in the fair value of these derivative instruments in accounting periods earlier than those in which the related purchases or sales of the natural gas actually occur.

The decision to delay the filing of the annual report on Form 10-K for the year ended September 30, 2007, is to provide time for management and the Audit Committee to complete the Company’s financial statements and for the Company’s independent registered public accounting firm to complete its audit of the financial statements.  The Company is working diligently on the process of revising its historical financial statements and completing the fiscal 2007 financial statements and intends to complete the restatement of its financial statements as expeditiously as possible, but cannot predict when the audit of the restated financial statements by its independent registered accounting firm will be completed or when the Company’s fiscal 2007 Form 10-K will be filed.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

        Glenn C. Lockwood             (732)            938-1491
                                 (Name)                                                   (Area code)                     (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). ☒ Yes   ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth in the Company’s previously released unaudited financial results on November 15, 2007, the Company reported earnings per basic share for the fiscal year ended September 30, 2007, of $88.4 million, or $3.17 per basic share, compared with $78.5 million, or $2.82 per basic share, for fiscal 2006.  The Company is still assessing what adjustments are necessary to the Consolidated Statements of Income and cannot at this time estimate what its earnings per basic share for the year ended September 30, 2007, will ultimately be.  The Company is in the process of determining the impact on any individual year or quarter.  Based upon these changes to its accounting treatment of these derivative instruments, the Company estimates that the results of the restatement will significantly decrease net income for the year ended September 30, 2007, will significantly increase net income for the year ended September 30, 2006 and will significantly decrease net income for the year ended September 30, 2005.  However, total cash flows are the same in any accounting period under either accounting treatment.

New Jersey Resources Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date: November 30, 2007                                                                                      By:  /s/ Glenn C. Lockwood
Glenn C. Lockwood
Senior Vice President and Chief Financial Officer